January 25, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	RSP Permian, Inc.

Amendment No. 1 to Preliminary Proxy Filed on Schedule 14A

Filed January 18, 2017

File No. 1-36264

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2017, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on January 18, 2017 (the “Preliminary Proxy Statement”).

RSP Permian, Inc. (“RSP,” the “Company,” “we,” “us” or “our”) is filing concurrently with this letter an Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”), which includes revisions in response to the Staff’s comments. For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

General

1.	Prior comment 22 asked that you explain your practice of excluding per well overhead expenses from operated properties’ projected production costs.

You responded, “We respectfully confirm to the Staff that the SHEP I and SHEP II reserve reports filed as Exhibit 99.9 and 99.10 to the Form 8-K have included an estimate of all central administrative office costs that are operating expenses in our projected production costs.”

Please address the impact of overhead expense inclusion on these proved reserves. Present to us the figures for operated properties’ overhead expenses that you included for SHEP I and for SHEP II.

Securities and Exchange Commission

January 25, 2017

We advise the Staff that, subsequent to our letter dated January 18, 2017, we became aware that the SHEP II reserve report as of June 30, 2016 did not include estimates of all central administrative office costs that are operating expenses in SHEP II’s projected production costs. We reconfirm to the Staff that the SHEP I reserve report as of June 30, 2016 did include these expenses.

As it relates to SHEP I, we included overhead expenses with respect to our proved properties as well as each proved undeveloped location of approximately $400-$700 per well/location per month, for an aggregate of $3.36 million over the life of the producing wells. The impact of these overhead expenses on SHEP I’s proved reserves as of June 30, 2016 reduced PV-10 of SHEP I’s proved developed properties from $105.6 million to the reported $104.7 million (or a reduction of 0.9%), proved developed oil reserves from 6,168.4 MBo to 6,127.0 MBo (or a reduction of 0.7%), proved developed natural gas reserves from 10,549 MMcf to 10,485 MMcf (or a reduction of 0.6%) and total proved reserve volumes from 24,277 MBoe to the reported 24,225 MBoe (or a reduction of 0.2%).

As discussed above, the SHEP II June 30, 2016 reserve report did not include overhead expenses. These overhead expenses were not included because, at the time of the issuance of the mid-year report, Silver Hill only had operating statements from a prior operator of the SHEP II properties and it was expected that, due to Silver Hill’s total company size and operating philosophy, overhead expenses would differ significantly from the prior operator of the SHEP II assets. However, in connection with this response, we have applied the SHEP I range of overhead expenses of $400-$700 per well/location per month, for an aggregate of $2.9 million over the life of the producing wells, to the SHEP II proved producing properties and locations to arrive at an estimate of potential impact. The inclusion of operating expenses at this level would result in reduced PV-10 of SHEP II’s proved developed properties from the reported $107.99 million to $107.11 million (or a reduction of 0.9%), proved developed oil reserves from 6,263.5 MBo to 6,226.3 MBo (or a reduction of 0.6%), proved developed natural gas reserves from 10,445.9 MMcf to 10,384.2 MMcf (or a reduction of 0.6%) and total proved reserve volumes from the reported 23,732 MBoe to 23,685 MBoe (or a reduction of 0.5%). We have discussed these variances with our and Silver Hill’s third-party external reserve engineers and Silver Hill and concluded that such variances would have an immaterial impact to SHEP II’s reported proved reserve volumes and are within an acceptable range of sensitivity for reserve engineering reporting. SHEP II has informed the Company that they intend to prepare a reserve report as of December 31, 2016 and such report will include estimates of all central administrative office costs that are operating expenses in SHEP II’s projected production costs.

Background of the Transaction, page 18

2.	Please expand the discussion of the September 13, 2016 meeting to explain in more detail how acquiring Silver Hill would enhance “the Company’s liquidity, market capitalization and scale for financing, capital markets and future transaction opportunities” and “.be accretive to the Company’s key financial metrics.”

RESPONSE:    We have revised the Preliminary Proxy Statement to explain in more detail how acquiring Silver Hill would enhance “the Company’s liquidity, market capitalization and scale for financing, capital markets and future transaction opportunities” and “be accretive to the Company’s key financial metrics.” Please see page 19 of Amendment No. 2.

3.	Expand to address what became of the negotiations regarding the Midland Basin properties. The last reference to those discussions occurs in the third paragraph on page 20.

RESPONSE:    We have revised the Preliminary Proxy Statement to address what became of the negotiations regarding the Midland Basin properties. Please see page 21 of Amendment No. 2.

4.	Please revise your disclosure to include a description of any material information discussed by the representative of RBC Capital Markets, LLC related to the “fairness opinions” on October 9, 2016.

RESPONSE:    We have revised the Preliminary Proxy Statement to include a description of the material information discussed by the representative of RBC Capital Markets, LLC related to the “fairness opinions” on October 9, 2016. Please see page 22 of Amendment No. 2.

Opinion of RSP’s Financial Advisor, page 24

SHEP II Financial Analysis, page 27

5.	Please expand your Selected Precedent Transactions Analysis to disclose the similarities to the SHEP II transaction that were the basis for the transactions selected. In addition, please tell us if any transactions and companies that fit the disclosed selection criteria for the Public Company Analysis and Selected Precedent Transactions Analysis were not used and, if so, why not.

RESPONSE:    We have revised the Preliminary Proxy Statement to disclose the similarities to the SHEP II transaction that were the basis for the transactions selected. Please see page 29 of Amendment No. 2. We also confirm to the Staff that there were no transactions or companies that fit the disclosed selection criteria for the Public Company Analysis and Selected Precedent Transactions Analysis that were not used.

Securities and Exchange Commission

January 25, 2017

6.	Please provide enhanced disclosure as to how RBC Capital Markets, LLC determined the proper discount range beyond stating that it relied on professional judgment regarding the cost of capital and taking into consideration the capital asset pricing model.

RESPONSE:    We have revised the Preliminary Proxy Statement to provide enhanced disclosure as to how RBC Capital Markets, LLC determined the proper discount range beyond stating that it relied on professional judgment regarding the cost of capital and taking into consideration the capital asset pricing model. Please see page 30 of Amendment No. 2.

RSP Financial Analysis, page 30

7.	Please revise to disclose the data underlying the results described in your Discounted Cash Flow Analysis. For example, please disclose how RBC Capital Markets, LLC determined the proper discount range, beyond stating that it relied on professional judgment regarding the cost of capital and taking into consideration the capital asset pricing model, and the terminal value, including how it determined terminal multiples, and the 2020E EBITDA.

RESPONSE:    We have revised the Preliminary Proxy Statement to disclose the data underlying the results described in the Discounted Cash Flow Analysis. Please see page 31 of Amendment No. 2.

Silver Hill Energy Partners, LLC and Silver Hill Energy II, LLC Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

8.	We note you intend to incorporate by reference the information required by Item 14(c)(2) of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e) of Schedule 14A. Because Silver Hill Energy Partners, LLC and Silver Hill Energy Partners II, LLC do not meet the requirements for use of Form S-3, it does not appear that you are eligible to incorporate by reference. Please revise the Schedule 14A to include the information required by Item 14(c).

RESPONSE:    We have revised the Preliminary Proxy Statement to include all information required by Item 14(c)(2) of Schedule 14A. Please see pages F-14 to F-63 of Amendment No. 2. We also updated the language on page 47 to remove the two references to “incorporation by reference.”

Securities and Exchange Commission

January 25, 2017

Unaudited Pro Forma Combined Financial Statements, page F-1

Notes to Unaudited Pro Forma Financial Statements, page F-5

9.	We note your revised disclosure provided in response to prior comment 11 and reissue the comment in part. Expand your disclosure here or in Note 1 to discuss the accounting treatment of the acquisitions of SHEP I and SHEP II on a separate basis. Your disclosure should also address the nature and terms of the purchase price consideration for each acquisition separately. Additionally, disclose the basis of the fair value of the assets acquired and liabilities assumed.

RESPONSE:    We have revised the Preliminary Proxy Statement to discuss the accounting treatment of the acquisitions of SHEP I and SHEP II on a separate basis, including the nature and terms of the purchase price consideration for each acquisition and the basis of the fair value of the assets acquired and liabilities assumed. Please see page F-7 of Amendment No. 2.

Note 1. Preliminary Purchase Price Allocation, page F-6

10.	We note the stock price at the close of SHEP I acquisition as of November 28, 2016 is also used to calculate the fair value of RSP Permian common stock to be issued in the SHEP II acquisition. The most recent stock price at the time of filing should be used to determine the fair value of common stock to be issued in a transaction not yet consummated. Please update your disclosures accordingly.

RESPONSE:    We have revised the Preliminary Proxy Statement to use the most recent stock price at the time of filing to determine the fair value of RSP common stock to be issued in the SHEP II acquisition. Please see page F-8 of Amendment No. 2.

Note 2—Pro Forma Adjustments, page F-7

11.	We note pro forma adjustment (b) includes a reduction of long-term debt by $133.0 million related to the pay-off of $52.0 million upon acquisition of SHEP I, and the elimination of $81.0 million of long-term debt that will be retained by the sellers of SHEP II. Please tell us how you considered recording a pro forma adjustment to account for the corresponding reduction to interest expense as a result of this reduction in long-term debt.

RESPONSE:    We have revised pro forma adjustment (b) to record a pro forma adjustment to account for the corresponding reduction to interest expense as a result of the reduction in long-term debt. Please see pages F-3 and F-4 of Amendment No. 2.

Annex II – Fairness Opinion of RBC Capital Markets, LLC

12.

We note the limitation on reliance by shareholders in the fairness opinion provided by RBC Capital Markets, LLC. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for RBC

Securities and Exchange Commission

January 25, 2017

Capital Markets, LLC’s belief that shareholders cannot rely upon the opinion to support any claims against RBC Capital Markets, LLC arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with RSP Permian, Inc.). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to RBC Capital Markets, LLC would have no effect on the rights and responsibilities of RBC Capital Markets, LLC or the board of directors under the federal securities laws.

RESPONSE:    We have revised the Fairness Opinion included in the Preliminary Proxy Statement to delete the language on the limitation on reliance by shareholders. Please see page II-3 of Amendment No. 2.

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Securities and Exchange Commission

January 25, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams at (713) 758-3613 or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-2790.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Vice President and General Counsel

Enclosures

cc:	Douglas E. McWilliams

Julian J. Seiguer